Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Amendment No. 1 to Offering Statement on Form 1-A

Filed August 19, 2021 (First Offering Statement filed on July 16, 2021)

File No. 024-11586

To whom it may concern,

Mass Megawatts has filed an amended Form 1-A (Amendment No. 2) to address the comments that the Commission sent on August 27, 2021.

In the Comment number 1 (and only comment), it had mentioned that the Exhibit 2.1 Articles of Incorporation had only authorized 200,000 shares. The original articles of incorporation filed in 1997 had only authorized 200,000 shares and Mass Megawatts made a mistake of filing the 1997 original articles in the recently amended Form 1-A (Amendment No.1). Mass Megawatts had filed several amendments to our Articles of Incorporation to increase authorized shares with majority shareholder approval over the years. On August 31, 2021, Mass Megawatts consolidated its amendments with a “Restated Articles of Incorporation” as the new Exhibit 2.1.

In a follow up regarding the comment in the last Comment Letter related to at least one state qualifying our offering statement, we have previously mentioned that we sent the paperwork, a copy of the form 1-A, and a $300 filing fee to the New York State Department of Law on August 14,2021. The state is a Disclosure state, and the offering is less than $500,000. The obstacle to qualify and register the offering is less than a merit state or an offering greater than $500,000. We provided a substantial amount of information in the Form 1-A for an offering of less than $500,000.

In an update to the comment, Mass Megawatts has also filed in the states of Colorado, Connecticut, and Florida. The filing in the state of Colorado is expected to be effective pending any effective date of the Form 1-A.

Sincerely,

Jonathan Ricker

/s/ Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.